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APR 1 7 2009

Washington, DC
109

AB
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UNI 09040863
SECURITIES AND E...
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8-67446

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AccessAlpha Worldwide, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

630 Davis Street
(No. and Street)

Evanston	IL	60201-5000
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert R. LeClercq III — 847/475-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Flax and Company, P.C.
(Name – *if individual, state last, first, middle name*)

2200 Bouterse Street	Park Ridge	IL	60068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert R. LeClercq III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AccessAlpha Worldwide, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
MARY C. KRUEGER
Notary Public - State of Illinois
My Commission Expires Dec 10, 2012

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FLAX AND COMPANY, P.C.

ACCOUNTING AND CONSULTING

2200 BOUTERSE AVENUE
PARK RIDGE, ILLINOIS 60068

telephone: 847.696.4888
facsimile: 847.696.1546

April 15, 2009

FINRA
Mr. Phillip J. Harris
Examination Manager
Chicago District Office
55 west Monroe Street, Suite 2700
Chicago, IL 60603-5052

Re: AccessAlpha Worldwide, LLC

Dear Mr. Harris:

In accordance with your March 26, 2009 letter to Mr. Robert LeClercq, enclosed find reconciliations as requested. Please be advised that the company keeps its records on the cash basis and the quarterly Focus Reports were submitted from unaudited records without adjustments. The annual audited report was prepared in accordance with GAAP which includes recognition of accounts receivable and accounts payable.

In addition certain other adjustments and reclassifications were necessary and did not result in material changes.

Very truly yours,

David B. Flax, CPA

Encl: (2)

Cc: Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Midwest Regional Office
Securities and Exchange Commission
175 West Jackson Boulevard, Suite 900
Chicago, IL 60604

ACCESSALPHA WORLDWIDE, LLC
NET CAPITAL COMPUTATION DIFFERENCE
FOCUS REPORT VS AUDIT REPORT
12/31/2008

		Per 12/31/08 Focus Report	Per 12/31/08 Audit Report
Ownership Equity from Statement of Financial Condition		149,978	185,200
Deductions			
Non-allowable assets	A)	(109,283)	(98,614)
Net Capital before haircuts		40,695	86,586
Net Capital		40,695	86,586

A) Property Furniture, etc.		89,507	69,028
Goodwill		5,069	4,727
Organization Expense		4,557	4,215
Security Deposit		10,150	10,150
Prepaid Expenses		-	10,494
Per above	A)	109,283	98,614

NET CAPITAL RECONCILIATION
FOCUS REPORT VS. AUDITED REPORT
12/31/08

	Amount
Net Capital as Reported 12/31/08	40,695
Year End Adjustments	
Member Capital Additions not recorded	5,336
Miscellaneous posting corrections	(5,463)
Cash to Accrual basis Adjustments	
Accounts Receivable not recorded on books	61,361
Accounts Payable not recorded on books	(15,343)
Audited Net Capital 12/31/08	86,586

The company maintains its records on the cash basis and the quarterly Focus reports are prepared from the unaudited records without adjustment. The audited report was prepared in accordance with GAAP which includes recognition of accounts receivable and accounts payable.

ACCESSALPHA WORLDWIDE, LLC
REVENUE AND EXPENSE RECONCILIATION
YEAR 2008

	Focus Reports as Filed					12/31/2008 Annual		
	3/31/2008	6/30/2008	9/30/2008	12/31/2008	Total	Audit	Difference	
REVENUE								
Other revenue	60,010	90,000	270,163	216,625	636,798	698,159	61,361	(A)
EXPENSES								
Salaries	55,000	20,000	90,000	99,023	264,023	269,023	5,000	(B)
Other employee benefits	-	22,334	16,962	-	39,296	-	(39,296)	(B)
Regulatory fees and expenses		1,150	628	2,220	3,998	4,355	357	(B)
Other expenses	21,101	36,496	113,160	102,481	273,238	328,793	55,555	(B)
Total Expenses	76,101	79,980	220,750	203,724	580,555	602,171	21,616	
NET INCOME	(16,091)	10,020	49,413	12,901	56,243	95,988	39,745	

The company maintains its records on the cash basis and the quarterly Focus reports are prepared from the unaudited records without adjustment. The audited report was prepared in accordance with GAAP. which includes recognition of accounts receivable and accounts payable.

Explanations of the differences follow:

(A) Accrual of commission due to company at 12/31/08 received in January 2009.

(B) Accrual of unpaid legal fees,
Correction & reclassification of postings,
Recording of depreciation & amortization.